Writer's Direct Dial: (212) 225-2864

        E-Mail: jkarpf@cgsh.com

February 20, 2008

VIA EDGAR TRANSMISSION

Re:	J. Crew Group, Inc. Form 10-K for Fiscal Year Ended February 3, 2007 File No. 001-32927

Dear Mr. Alper:

By letter dated January 24, 2008, the staff of the Securities and Exchange Commission (the “Staff”) commented on Schedule 14A of J. Crew Group, Inc. (the “Company”) for the fiscal year ended February 3, 2007. The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Schedule 14A

Executive Compensation and Related Information, page 15

1.

While you list the 2006 performance measures, you have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their annual incentive bonus. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

The Company will update its future filings to expand the discussion in the Compensation Discussion and Analysis to include quantitative disclosure of the terms of the EBITDA targets to be achieved for the Named Executive Officers (“NEOs”) to earn their annual bonus for the most recently completed fiscal year. In the next proxy statement, the Company will disclose the specific EBITDA targets used to establish a bonus pool at the “threshold”, “target”, or “maximum” payout levels for performance during the fiscal year ended February 2, 2008 (“FY07”). These EBITDA performance targets are the key measures used to determine whether a bonus will be paid for the fiscal year and which, to the extent achieved, determine the range of the bonus opportunity for the NEOs. In addition, the Company will add a discussion substantially similar to the following (with such changes as the facts require from year to year) to the Compensation Discussion and Analysis in all future filings with the Commission, to the extent such filings require such disclosure.

If the Company meets or exceeds the threshold EBITDA target, then certain performance metrics for the NEOs may be considered, along with a subjective assessment of each executive’s individual performance. For FY07, in addition to the EBITDA targets, the Compensation Committee of the Company’s Board of Directors (the “Committee”) established broad performance metrics applicable to all of the NEOs based upon gross margin, diluted earnings per share, pre-tax return on invested capital, comparable store sales growth and return on equity. These broad-based performance metrics consist of the basic financial criteria by which a similar specialty retailer could be judged. These additional metrics were intended to frame performance expectations for the year for the NEOs but not to assure or preclude payment of a bonus or to be used in any fixed or specific mathematical formula related to the amount of the bonus to be paid. Given this and that the NEOs each have responsibility for varying aspects of the business, disclosure of the specific targets for the performance metrics other than EBITDA would not provide investors with any additional understanding of the Company’s incentive plan.

The Committee determines the amount of the Chief Executive Officer’s (“CEO”) annual bonus independently of management, with no fixed or specific mathematical weighting applied to the performance metrics or any element of his individual performance. His target bonus amount is defined in his amended and restated employment agreement and the Committee approves his bonus based upon the Company’s EBITDA results and any other business performance factors they deem relevant.

The Committee determines the amount of the bonus for the other NEOs using its discretion, subject to the maximum specified in the plan. In making this determination, the Committee takes into account the recommendations of the CEO. Each of the other NEOs reports directly to the CEO. The CEO takes significant time to review both the quantitative and qualitative performance results of each of the other NEOs and recommends a bonus amount for each of them with no fixed or specific mathematical weighting applied to the performance metrics or to any specific factors other than the necessity of meeting the threshold EBITDA target. Provided the threshold EBITDA target is achieved, the CEO then considers payout for each NEO within the range established by the Company’s actual EBITDA results. As they represent broad measures of corporate performance, the results for the other five metrics discussed above are considered by the CEO in the context of overall corporate performance along with any other individual, subjective factors he believes are relevant. As a result, only EBITDA is a material factor in understanding the bonus awards for FY07.

******

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me by telephone at (212) 225-2864 or by fax at (212) 225-3999.

Sincerely,

/s/  Jeffrey Karpf

Jeffrey Karpf